

S ON

20009148

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-48382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N Campbell Ave #255
(No. and Street)

Tucson (City) Arizona (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Maxwell (520) 544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R & A CPAs
(Name – *if individual, state last, first, middle name*)

4542 East Camp Lowell Dr., Ste 100 (Address) Tucson (City) Arizona (State) 85712 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN J MAXWELL
Notary Public - Arizona
Pima County
My Comm. Expires Aug 8, 2020

Signature

President
Title

Susan Maxwell
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG FINANCIAL GROUP, INC.

TABLE OF CONTENTS


R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Greenberg Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Greenberg Financial Group, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RandAcpas.com | P: (520) 881-4900 | F: (520) 881-1475 | 4542 E. Camp Lowell Dr., Ste. 100 Tucson, AZ 85712

Auditors' Report on Supplemental Information

The supplemental schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) have been subjected to audit procedures performed in conjunction with the audit of Greenberg Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedules of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, reconciliation of net capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission, and statement pertaining to exemptive provisions under 15c3-3(k) are fairly stated, in all material respects, in relation to the financial statements as a whole.

R&A CPAs

A Professional Corporation

We have served as the Company's auditor since 2015.

Tucson, Arizona
February 28, 2020

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	22,771
Receivable from broker-dealer		28,351
Note receivable from officer		28,000
Employee advances		3,000
Accrued interest receivable		411
Prepaid expenses		12,817
Total current assets		95,350
LONG-TERM ASSETS		
Property and equipment, net		16,625
Operating lease, right-of-use asset		911,506
Cash surrender value of life insurance, net		316,275
RBC correspondence deposit		35,000
Total long-term assets		1,279,406
Total assets	$	1,374,756

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	35,127
Accrued payroll and related taxes		73,211
Accrued interest		1,800
Retirement plan payable		39,327
Due to stockholder		19,000
Current portion of operating lease liability		38,183
Line of credit		50,000
Total current liabilities		256,648
LONG-TERM LIABILITIES		
Operating lease liability, less current portion		886,755
Total liabilities		1,143,403
STOCKHOLDER'S EQUITY		
Common stock, no par value		
1,000,000 shares authorized, 8,667 shares issued		549,319
Treasury stock, 667 shares		(58,000)
Accumulated deficit		(259,966)
Total stockholder's equity		231,353
Total liabilities and stockholder's equity	$	1,374,756

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2019

REVENUE	
Revenue from contracts with customers:	
Management and investment advisory fees	$ 2,473,606
Commission income	533,004
Broker-dealer fees	307,843
Total revenue from contracts with customers	3,314,453
Other income	16,208
Total revenue	3,330,661
EXPENSES	
Employee compensation and benefits	2,045,048
Floor brokerage, exchange, and clearance fees	482,647
Advertising, promoting, and seminars	227,691
Occupancy costs	165,473
Office expenses	83,684
Quotation services and communications	82,132
Professional and consulting fees	76,462
Interest expense	4,620
Total expenses	3,167,757
Net income	$ 162,904

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2019

	Common Stock		Treasury Stock		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2018	8,667	$ 549,319	667	$ (58,000)	$ (402,393)	$ 88,926
Net income		-		-	162,904	162,904
Distributions		-		-	(20,477)	(20,477)
Balance at December 31, 2019	8,667	$ 549,319	667	$ (58,000)	$ (259,966)	$ 231,353

GREENBERG FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	162,904
Adjustments to reconcile net income to cash flows from operating activities:		
Depreciation		3,224
Increase in cash surrender value of life insurance		(36,584)
Increase (decrease) in:		
Receivable from broker-dealer		(125)
Employee advances		1,169
Accrued interest receivable		(411)
Prepaid expenses		(5,285)
Accounts payable		2,492
Accrued payroll and related taxes		16,877
Accrued interest		(298)
Retirement plan payable		715
Operating lease liability		13,432
Net cash flows from operating activities		158,110
Cash flows from investing activities:		
Purchases of property and equipment		(7,532)
Payments on life insurance policies		(21,147)
Repayment of advances on life insurance policies		(18,837)
Net cash flows from investing activities		(47,516)
Cash flows from financing activities:		
Advances on line of credit		820,500
Payments on line of credit		(872,500)
Repayment of notes payable		(8,165)
Issuance of note receivable to officer		(28,000)
Advances from stockholder		19,000
Stockholder distributions		(20,477)
Net cash flows from financing activities		(89,642)
Net change in cash		20,952
Cash and cash equivalents, beginning of year		1,819
Cash and cash equivalents, end of year	$	22,771
Supplemental Disclosures:		
Cash paid for interest	$	4,620

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenberg Financial Group, Inc. (the Company) (an S Corporation) was incorporated under the laws of the State of Arizona in 1998. The Company has been a registered investment advisory firm since its inception. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company executes all of its brokerage transactions through a third-party clearinghouse and does not take possession of any of its clients' investment instruments.

New Accounting Standards Adopted as of January 1, 2019

Accounting Standards Codification 842 Leases (ASC 842) increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted the standard on the modified retrospective basis on January 1, 2019.

The new standard required lessees to recognize both the right-of-use assets and lease liabilities in the balance sheet for most leases, whereas under previous accounting principles generally accepted in the United States (GAAP), only finance lease liabilities (referred to as capital leases) were recognized on the balance sheet. In addition, the definition of a lease has been revised which may result in changes to the classification of an arrangement as a lease. Under the new standard, an arrangement that conveys the right to control the use of an identified asset by obtaining substantially all of its economic benefits and directing how it is used is a lease, whereas the previous definition focused on the ability to control the use of the asset or to obtain its output. Quantitative and qualitative disclosure related to the amount, timing and judgments of an entity's accounting for leases and the related cash flows are expanded. Disclosure requirements apply to both lessees and lessors, whereas previous disclosures related only to lessees. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. Lessor accounting is also largely unchanged.

The new standard provides a number of transitions and practical expedients, which the Company has elected, including:

- A "package of three" expedients that must be taken together and allow entities to (1) not reassess whether existing contracts contain leases, (2) carryforward the existing lease classification and (3) not reassess initial direct costs associated with existing leases.
- An implementation expedient which allows the requirements of the standard in the period of adoption with no restatement of prior periods.

The Company has assessed the lease standard and executed a detailed implementation plan in preparation for adoption, which included the following key activities:

- Developed a complete lease inventory and abstracted the required data attributes.
- Evaluated the transition practical expedients available under the standard.
- Identified, assessed and documented technical accounting issues, policy considerations and financial reporting implications.
- Identified and implemented changes to processes and controls to ensure all impacts of the new standard are effectively addressed.

The adoption of the new standard resulted in right-of-use assets and lease obligations for operating leases recorded in the Company's balance sheet on January 1, 2019 of $952,640.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The impact of adopting the new standard on retained earnings as of January 1, 2019 was immaterial.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all investments with original maturity of three months or less to be cash equivalents.

Receivables

The Company used the allowance method for recording bad debt. Management considers all receivables to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

Note Receivable from Officer

The note receivable is stated at unpaid principal balance, less an allowance for loan losses. Interest on the loan is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. The current officer loan is considered fully collectable, therefore, no allowance for loan loss is considered necessary.

Property and Equipment

Property and equipment in excess of $3,000 is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred. When items of property or equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in current income.

Depreciation has been computed over the following estimated useful lives:

Office equipment	5 – 7 years
Office furniture	7 – 10 years
Leasehold improvements	7 – 10 years

Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. No impairment of assets is recorded for the year ending December 31, 2019.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash Surrender Value of Life Insurance

The cash surrender value of the life insurance related to policies covering the Company's stockholder. The ultimate performance of the life insurance policies is dependent upon the insurance company's ability to honor the policies. The Company is the owner and beneficiary of the policies.

Correspondence Deposit

The Company has an interest-bearing deposit of $35,000 held by the clearing firm at December 31, 2019.

Revenue from Contracts with Customers

As a registered investment advisor and broker-dealer, the Company received revenue from multiple sources. The recognition and measurement of revenue is based on the assessment of individual contract terms and significant judgment is required to determine whether performance obligations are satisfied over time or at a particular point in time. Certain expenses directly associated with generating revenue have been reported in the floor brokerage, exchange and clearing fees expense and the quotation services and communications expense line items.

Investment Advisor Revenue

Revenue from portfolio management services is based on a contracted percentage of the customer's assets under management. The fee is negotiated with each client based on a number of circumstances, such as account size, investment objective and portfolio composition. The fee charged for portfolio services will be either directly debited from the clients account or billed at the client's request on the first day of each quarter, in advance based on the value of the portfolio at the end of the previous quarter. The company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company recognizes the quarterly income in monthly intervals by deferring 2/3rds of the fee the first month, and 1/3rd the second month, because the fees relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Accounts opened during a quarter are charged on a prorated basis for the partial quarter in which they are opened and will be assessed fees for the entire quarter in which they are closed. An account can be terminated by either party upon written notice to the other party.

Commissions and Broker-Dealer Revenue

Revenue from commissions is based on a commission fee schedule, based on factors including cost of equity and number of shares. When a customer opens a brokerage account, they are given the commission fee schedule. Each time a customer enters into a buy or sell transaction, the Company charges a commission. If a client has an advisory account, all the commissions on the brokerage side are a flat $30.00 fee. The Company also receives revenue from the clearing firm in the form of concessions for money fund balances, postage rebates, mutual fund trails, and a percentage of margin interest. The Company may also receive trails for variable annuities, or insurance products. Fixed amounts for commissions and related clearing expenses are recorded on the trade date as the Company believes that the performance obligation is satisfied when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer. Variable amounts for broker-dealer fees and trails are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Commissions and Broker-Dealer Revenue, continued

As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Trails recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Rent Income

The Company rents a section of their office to an unrelated party on a month-to-month basis. For the year ended December 31, 2019, the Company reported $15,600 in income as a result of this activity.

Advertising Costs

The cost of advertising is expensed when incurred. Advertising expenses were $227,691 for the year ended December 31, 2019 and are included in advertising, promoting and seminars in the accompanying statement of operations.

Income Taxes

The Company, with the consent of its Stockholder, has elected to be taxed under sections of federal and state income tax law as an S corporation. As a result of this election, no income taxes are paid by the Company. Instead, the Stockholder separately pays tax on their pro-rata shares of the Company's income, deductions, losses and credits.

Subsequent Events

Management evaluated events and transactions for subsequent events that would impact the financial statements for the year ended December 31, 2019, through February 28, 2020, the date the financial statements were available to be issued. Subsequent to year end, two brokers, which serve a significant portion of the Company's clients, terminated employment with the Company. The Company intends to vigorously defend the executed employment agreements which contains provisions related to the client base served by the brokers. Management does not believe these terminations will have a significant adverse effect on the company.

NOTE 2 – PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

Office equipment	$ 75,653
Office furniture	24,438
Leasehold improvements	96,442
	196,533
Less accumulated depreciation and amortization	(179,908)
Net property and equipment	$ 16,625

Depreciation expense was $3,224 for the year ended December 31, 2019.

NOTE 3 – LINE OF CREDIT

The Company has a $250,000 revolving line of credit with a bank which matures in April 2020 and is payable in monthly, interest-only payments. Amounts drawn against the line of credit are payable on demand and bear interest at the Wall Street Journal (WSJ) prime rate plus .25%, with a base rate of 5.75%. The WSJ prime rate was 4.75% at December 31, 2019. The stockholder of the Company is a co-borrower on the line of credit. The line of credit is collateralized by the Company's accounts, investments, general intangibles and equipment. At December 31, 2019, the Company had an outstanding balance of $50,000.

NOTE 4 – LEASES

The Company leases office space from an entity partly owned by its stockholder under a noncancelable operating lease. The initial lease term was for five years of which two years, ten months remain. The lease contains two options to renew for five years each and is classified as an operating lease.

After implementation of ASC 842, operating leases are included in operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities in our balance sheet. The Company has no finance leases.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the current operating lease does not provide an implicit rate, to determine the present value of lease payments, management used the Company's incremental borrowing rate of 7% based on the information available at the implementation date of ASC 842 over the remaining lease term of 12.83 years. Operating lease ROU assets also include any lease payments made and excludes any lease incentives. Variable lease costs are not included in the ROU asset as they are subject to adjustments periodically. Lease expense for lease payments is recognized on a straight-line basis over the lease term. There are two options to extend the lease for five years each, which are considered when assessing the value of the ROU assets. It is reasonably certain the options will be exercised.

Additional information about the Company's lease is as follows:

Lease Costs (included in operating expense):		
Operating lease costs	$	114,211
Variable costs (common area maintenance, taxes, and insurance)		20,245
Total lease costs	$	134,456

NOTE 4 – LEASES, continued

Maturities of operating lease liability as of December 31, 2019:

Year ending December 31:		
2020	$	38,183
2021		42,796
2022		55,486
2023		59,497
2024		63,798
Thereafter		651,746
Total lease payments		911,506
Plus: accrued rent		13,432
Present value of lease liabilities	$	924,938
Less current portion of operating lease liability		(38,183)
Operating lease liability, less current portion	$	886,755

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company purchases it's advertising media services from an agency owned by the Stockholder's spouse. During the year ended December 31, 2019, this agency was paid $79,850.

The Company owes the Stockholder $19,000 on a short-term advance at December 31, 2019.

The Company leases its office space from a related party as described in Note 4.

The Company paid $6,000 for administrative services to the stockholder's son for the year ending December 31, 2019.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k)-profit sharing plan (the Plan) covering substantially all employees. Participants may voluntarily contribute a percentage of their compensation, subject to annual statutory limitations. The Company matches voluntary employee contributions to the Plan based on a percentage of salary contributed by the participants. The Company accrued a matching contribution of $39,327 for the year ended December 31, 2019. The Company did not elect to make a discretionary profit-sharing contribution for the year ended December 31, 2019.

NOTE 7 – CONCENTRATIONS

The company conducts most of its business with residents of Southern Arizona and could be materially affected by economic fluctuations in that geographic area, as well as changes in the stock market.

The Company maintains it cash balances in financial institutions in Tucson, Arizona. The Company continually monitors its positions with, and the credit quality of, the financial institutions holding Company deposits. From time to time, the Company maintains balances in various operating accounts in excess of Federal Deposit Insurance Corporation insured limits. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents at December 31, 2019.

NOTE 8 – STOCKHOLDER'S AGREEMENT

The Company has a stockholder's agreement of which key provisions include:

- The Company must make advance disclosure to its stockholder of any proposed employment or independent contractor relationships with the Company by persons or companies related to any stockholder. If the required disclosures are not made, the Company may demand a refund of all moneys paid to such related party.

- If the stockholder desires to sell his shares of stock in the Company, the Company has the first option to purchase the shares.

- The Company shall pay for $1 million of insurance on the life of the stockholder. Upon the death of the stockholder, his spouse must relinquish 30% of the stock owned to the Company. The Company must also pay the spouse any differential arising from value of the surrendered stock in excess of the life insurance proceeds. A current employee, if full-time at the time of the Stockholder's death, shall have the first option to purchase this 30% interest at the amount paid to the spouse, with terms to be not less than five years with interest of not less than prime plus 1%.

- In the event of the death of the stockholder, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expense associated with providing a college education for the stockholder's children through doctorate degrees. No accruals are reflected in these financial statements for these contingent liabilities.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Broker-dealers must maintain minimum net capital requirements. The Company typically computes it net capital using the aggregate indebtedness standard method with the minimum requirement provided for broker-dealers that conduct all customer transactions through another broker-dealer on a fully disclosed basis. Required minimum net capital is the greater of $5,000 or 1/15th of the aggregate indebtedness. At December 31, 2019, the Company had net capital of $170,500 which was $94,273 in excess of its required net capital of $76,227. The Company's aggregate indebtedness to net capital ratio was 6.71 to 1.00.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company's exposure to credit risk associated with the non-performance of customers and counter-parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers or counter-parties ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE 11 – NOTE RECEIVABLE FROM OFFICER

The Company made a short-term loan to an officer of the Company in the amount of $28,000. The note bears interest at 2.7% and matures December 31, 2020. The outstanding balance of the note on December 31, 2019 was $28,000 with accrued interest owing of $411.

NOTE 12 – INCOME TAXES

No provision for income taxes is made since the Company is a flow-through entity for tax purposes. All income, losses and tax credits flow through to the stockholder who reports them on his income tax returns.

The Company follows the Financial Accounting Standards Board's requirements for accounting for uncertain tax positions. The Company had determined that it is not required to record a liability related to uncertain tax positions as a result of these requirements.

The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date files. The Company's Arizona income tax returns generally remain subject to examination by the Arizona Department of Revenue for four years from the date filed.

NOTE 13 – LEGAL CONTINGENCIES

The Company is periodically a party to various legal actions which arise in the normal course of business, the aggregate effect of which, in management's opinion, would not be material to the Company's financial condition.

NOTE 14 – COMMITMENTS

In August 2019, the Company entered into a noncancelable agreement to receive web design and various monthly marketing services for a period of 12 months. The monthly services began in December 2019 at a rate of $3,710 per month. As of December 31,2019, the future minimum payments due under this agreement are $40,810.



SUPPLEMENTARY INFORMATION

Supplemental Schedule I

GREENBERG FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

NET CAPITAL		
Stockholder's equity, total capital		$ 231,353
Deduct non-allowable assets:		
Prepaid expenses	12,817	
Accrued interest income	411	
Employee advances	3,000	
Note receivable from officer	28,000	
Non-indebted property and equipment, net	16,625	
		60,853
Net capital before haircuts on investment securities		170,500
Deduct haircuts on investment securities:		
None	-	
		-
NET CAPITAL		170,500
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		1,143,403
Required amount		6-2/3%
Computed net capital requirement		$ 76,227
EXCESS NET CAPITAL		$ 94,273
Net capital less 10% of aggregate indebtedness		$ 56,160
Ratio of aggregate indebtedness to net capital		6.71

GREENBERG FINANCIAL GROUP, INC.

RECONCILIATION OF NET CAPITAL UNDER RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

The differences that exist between the net capital computation in the accompanying financial statements and the corresponding calculations included in the Company's amended Form X-17A-5 Part IIA filing are immaterial.

GREENBERG FINANCIAL GROUP, INC.

STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2019

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXEMPTION REPORT


R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Greenberg Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2020


GREENBERG
FINANCIAL GROUP

Exemption Report
Greenberg Financial Group
12/31/2019

Under provision 240.15c3-3 (k) of the Securities and Exchange Act, Greenberg Financial Group qualifies for the exemption from section 240.15c3-3(k) (2) (ii).

Greenberg Financial Group as an introducing broker/dealer did not accept any customer checks written to the firm, nor did the firm receive any customer securities. The firm's minimum net capital requirement for 2019 was $5,000.00.

To the best of my knowledge Greenberg Financial Group has met all the requirements to claim the exemption, and has not had any exceptions to the exemption provision, for the year ended December 2019.

Dean Greenberg
President
Greenberg Financial Group

4511 N. CAMPBELL AVE. #255, TUCSON, AZ 85718

(520)544-4909 ■ (800)525-5263 ■ FAX(520)544-0640 ■ WWW.GREENBERGFINANCIAL.COM

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS AND FORM SIPC-7


R&A CPAs
A PROFESSIONAL CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Greenberg Financial Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Greenberg Financial Group, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation ("Form SPIC-7") for the year ended December 31, 2019. The Company's management is responsible for the its Form SPIC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in the Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3) Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5) There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

R&A CPAs

A Professional Corporation

Tucson, Arizona
February 28, 2020

Amended Return

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Greenberg Financial Group
4511 N. Campbell Ave #255
Tucson, AZ 85718
048382

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

Amended Return

2. A. General Assessment (item 2e from page 2) $ 3,539

B. Less payment made with SIPC-6 filed (exclude interest) (1,497)

7/19/19
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,042

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,042

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,888 Pd 1/22/2020

H. Overpayment carried forward $( ) 154.00, Due

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Greenberg Financial Group
(Name of Corporation, Partnership or other organization)

Susan J. Maxwell
(Authorized Signature)

Finop
(Title)

Dated the 27 day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-19
and ending 12-31-19

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,330,661
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	485,325
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	157,265
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): [illegible], Postage & Handling, Brokerage Rebates (Deductions in excess of $100,000 require documentation)	324,049
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4,620	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	4,620
Total deductions	971,259
2d. SIPC Net Operating Revenues	$ 2,359,402
2e. General Assessment @ .0015	$ 3,539

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